SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           BERGEN BRUNSWIG CORPORATION
                           ---------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $1.50 PAR VALUE
                      -------------------------------------
                         (Title of Class of Securities)

                                    083739102
                                 --------------
                                 (Cusip Number)

      ARMANDO A. TABERNILLA, 4400 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33137
                                 (305) 575-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 15, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial report on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

---------------------------------------      -----------------------------------
CUSIP NO. 083739102                     13D                          PAGE 2 OF 6
---------------------------------------      -----------------------------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         IVAX Corporation

         I.R.S.# 16-1003559
--------------------------------------------------------------------------------

2        Check the appropriate Box if a Member of a Group                (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida, United States of America
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NUMBER                    7       SOLE VOTING POWER
OF                                      0
SHARES                    ------------------------------------------------------
BENEFI-                   8       SHARED VOTING POWER
CIALLY                                  0
OWNED BY                  ------------------------------------------------------
EACH                      9       SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON                    ------------------------------------------------------
WITH                      10      SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

         The Schedule 13D previously filed by IVAX Corporation, a Florida corporation ("IVAX"), with respect to the Class A Common Stock, par value $1.50 per share (the "Common Stock"), of Bergen Brunswig Corporation, a New Jersey corporation (the "Issuer"), is amended and supplemented as follows:

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and supplemented as follows:

         Information as to the identity and background of the directors and executive officers of IVAX is set forth in Appendix A attached hereto, which is incorporated herein by reference.

         Neither IVAX nor, to the best knowledge of IVAX, any of the directors, executive officers or controlling persons of IVAX during the last five years,
(a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented as follows:

         On August 15, 1997, the Issuer and IVAX agreed to settle the pending litigation relating to the termination of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 10, 1996, between, among others, the Issuer and IVAX. Pursuant to the terms of the settlement, each of (i) the Stock Option Agreement, dated November 10, 1996, between IVAX and the Issuer relating to an option to purchase up to 30,177,347 shares of the common stock, par value $.10 per share, of IVAX (the "IVAX Common Stock") granted to the Issuer by IVAX, (ii) the Stock Option Agreement, dated as of November 10, 1996, between the Issuer and IVAX relating to an option to purchase up to 9,953,076 shares of Common Stock granted to IVAX by the Issuer, (iii) the Voting Agreement, dated as of November 10, 1996, between IVAX and Robert E. Martini, pursuant to which Mr. Martini agreed to vote his shares of Common Stock in favor of the transactions contemplated by the Merger Agreement and (iv) the Voting Agreement, dated as of November 10, 1996, between the Issuer and Dr. Phillip Frost, pursuant to which Dr. Frost agreed to vote his shares of IVAX Common Stock in favor of the transactions contemplated by the Merger Agreement were terminated.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          IVAX Corporation

                                          /S/ ARMANDO A. TABERNILLA
                                          ----------------------------------
Date: November 13, 1997                   Armando A. Tabernilla
                                          Senior Vice President and
                                          General Counsel, IVAX Corporation

                                   APPENDIX A

         The following information is set forth as to directors and persons who may be deemed to be executive officers of IVAX.


                 NAME                                  EMPLOYER                        POSITION
             AND POSITION                                 AND                          --------
               WITH IVAX                                ADDRESS
             ------------                              --------
Mark Andrews                            American Exploration                    Chairman of the Board of
Director                                Company                                 Directors and Chief
                                        1331 Lamar                              Executive Officer
                                        Houston, TX  77010

Ernst Biekert, Ph.D.                    University of Heidelberg                Professor
Director                                Weinheimerstr. 21
                                        Limburgerhof
                                        Germany 67117

Jack Fishman, Ph.D                      IVAX Corporation                        Director
Director                                4400 Biscayne Boulevard
                                        Miami, FL  33137

Neil Flanzraich                         Heller, Ehrman, White and               Attorney/Partner
Director                                McAuliffe
                                        525 University Avenue
                                        Suite 1106
                                        Palo Alto, CA 94301

Phillip Frost, M.D.                     IVAX Corporation                        Chairman of the Board of
Chairman of the Board of                4400 Biscayne Boulevard                 Directors and Chief
Directors and Chief                     Miami, FL  33137                        Executive Officer
Executive Officer

Jane Hsiao, Ph.D                        IVAX Corporation                        Vice Chairman-Technical
Director, Vice Chairman --              4400 Biscayne Boulevard                 Affairs and Chief Technical
Technical Affairs and Chief             Miami, FL  33137                        Officer
Technical Officer

Isaac Kaye                              Norton Healthcare Ltd.                  Chief Executive Officer
Director, Deputy Chief                  Gemini House
Executive Officer                       Flex Meadow
                                        Harlow
                                        Essex, England CM19 5TJ

David R. Bethune                        IVAX Corporation                        President and Chief
President and Chief                     4400 Biscayne Boulevard                 Operating Officer
Operating Officer                       Miami, FL  33137

Samuel Broder, M.D.                     IVAX Corporation                        Senior Vice President-
Senior Vice President --                4400 Biscayne Boulevard                 Research and Development
Research and Development                Miami, FL  33137                        and Chief Scientific Officer
and Chief Scientific Officer

                                   Page 5 of 6





Thomas E. Beier                         IVAX Corporation                        Senior Vice President and
Senior Vice President -                 4400 Biscayne Boulevard                 Chief Financial Officer
Finance and Chief Financial             Miami, FL  33137
Officer

Rafick G. Henein, Ph.D                  Zenith Goldline                         President and Chief
Senior Vice President                   Pharmaceuticals, Inc.                   Executive Officer - Zenith
                                        1900 W. Commercial Blvd.                Goldline Pharmaceuticals,
                                        Fort Lauderdale, FL 33309               Inc.

Michael Metzkes                         IVAX Corporation                        Vice President -- Accounting
Vice President -- Accounting            4400 Biscayne Boulevard                 and Corporate Comptroller
and Corporate Comptroller               Miami, FL 33137


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